Algonquin Announces Agreement to Sell Ownership Stake in Chilean Utility
Agreement to simplify geographic footprint
Transaction expected to close within the next two quarters
OAKVILLE, Ontario - August 28, 2026 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) ("AQN", "Algonquin" or the "Company") today announced it reached an agreement to sell its approximately 64% ownership stake in Chilean water utility Suralis S.A. (“Suralis”) to a fund managed by Toesca S.A. Administradora General de Fondos (“Toesca”), a Chilean asset manager that specializes in alternative investments.
Total proceeds from the sale are expected to be $126.5 million, plus an earnout opportunity of up to $1.5 million. Proceeds from the transaction are expected to be used for debt paydown and to facilitate capital recycling into the Company’s $3.2 billion capital plan for 2026-2028. All amounts are shown in United States dollars ("U.S. $" or "$"), unless otherwise noted.
“This transaction represents an important step in simplifying our geographic footprint while concurrently recycling capital into our core regulated utility businesses,” said Rod West, Chief Executive Officer of AQN. “I want to thank our customers and the communities in the Los Lagos and Los Rios regions for allowing us to serve as their trusted water partner, supplier, and neighbor. I also want to recognize the entire Suralis team for their unwavering commitment to our customers.”
“This acquisition is a natural fit for Toesca, complementing our existing approximately 30% ownership in Suralis and allowing us to build on the foundation of exceptional customer service and community engagement that Suralis has fostered,” said Carlos Saieh L., Chief Executive Officer of Toesca. “We expect a smooth transition as we continue to provide water to customers and their communities.”
The transaction is expected to close within the next two quarters and is subject to customary closing conditions, including merger control approval.
Centerview Partners LLC is acting as financial advisor and Carey y Cía. Ltda. is acting as legal counsel to Algonquin.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty Utilities Co., is a diversified international generation, transmission, and distribution utility. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN and AQNB, respectively.
Visit AQN at www.algonquinpower.com and follow us on X.com @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). The words "will", "expects", “would”, "believes", "estimates", "targets", "forecast", "outlook", "guidance", "projected" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the sale of the Company’s ownership stake in Suralis, including the expected proceeds of the sale, the timing of closing of the transaction, the earnout opportunity, the expected use of proceeds from the transaction, the transition of operations to Toesca and the impact thereof on customers and communities, and the impact of the transaction on the Company. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management's current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion & Analysis, each for the year ended December 31, 2025, and Management Discussion & Analysis for the three and six months ended June 30, 2026, each of which is or will be available on SEDAR+ and EDGAR.
Given these assumptions and risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
Contacts
Investor Inquiries:
Brian Chin - Vice President, Investor Relations
Amanda Bersing – Manager, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Senior Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500